Room 4561
via fax (410) 641-4964
       August 31, 2005

Randolph J. Cary, Jr.
Chief Executive Officer
Midcarolina Financial Corporation
3101 South Church St.
Burlington, NC 27215

Re: Midcarolina Financial Corporation
 Form 10-K for Fiscal Year Ended December 31, 2004
 Filed March 30 ,2005
 Form 10-Q for Fiscal Quarter Ended March 31, 2005
 Filed May 13, 2005
 Form 10-Q for Fiscal Quarter Ended June 30, 2005
 Filed August 8, 2005

Dear Mr. Cary:

    We have completed our review of your Form 10-K and related
filings and do not, at this time, have any further comments.

Sincerely,

    Kathleen Collins
    Accounting Branch Chief
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